P.E. 1/31/02

02016053

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
FEB 19 2002
143
WASH. D.C. SECTION

For the month of January 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: February 1, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird

FASKEN MARTINEAU CHOOSES HUMMINGBIRD SOLUTIONS TO INCREASE TECHNOLOGY ADVANTAGE

International law firm to implement portal, document management and collaborative environment

Toronto – January 16, 2001 – Hummingbird Ltd. (NASDAQ: HUMC and TSE: HUM) a world-leading enterprise software company, today announced that Fasken Martineau, one of Canada's largest law firms, has purchased Hummingbird EIP™ (Hummingbird Enterprise Information Portal), Hummingbird's three-tier document management solution which includes DOCSFusion®, CyberDOCS®, PowerDOCS®, and Hummingbird's new collaborative framework, PD Accord™. Fasken Martineau plans to deploy these Hummingbird solutions to the firm's more than 1,300 knowledge workers worldwide to create a global knowledge and document management system.

Fasken Martineau will implement Hummingbird EIP as its first standard worldwide Intranet. Hummingbird EIP followed Fasken Martineau's vision of creating a self-service portal with easy customization and seamless, centralized access to the firm's vast information base to increase their competitive advantage in the knowledge management arena.

In addition to Hummingbird EIP, Fasken Martineau will deploy Hummingbird's new collaboration framework, PD Accord, as well as Hummingbird's wide range of proven document and content management solutions, which include the DOCSFusion family's PowerDOCS and its Web-based client CyberDOCS. This suite of products will provide firm members with remote access to shared documents and databases, enabling them to scan in and store documents and to collaborate seamlessly with their clients within a secure environment.

"We are excited to help Fasken Martineau establish a secure, digital workplace for not only collaborative commerce, but also for a customized information sharing environment," says Barry Litwin, president, Hummingbird Ltd.

About Fasken Martineau

Fasken Martineau is a leading Canadian business and litigation law firm that is recognized for its strength and expertise in banking and financial services, securities, mergers and acquisitions, tax, wealth management, litigation and arbitration, labour and employment, intellectual property and information technology. With over 500 lawyers, the firm provides expertise in both of Canada's legal systems, common and civil law, and in both of Canada's official languages, English and French. Along with its solid national presence in Vancouver, Toronto, Montreal and Quebec City, Fasken Martineau also practises Canadian law from offices in New York and London, England.

About Hummingbird EIP

Hummingbird EIP is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About PD Accord
PD Accord, Hummingbird's collaborative framework, is a Web-based application, which provides a forum to chronicle, save and organize the contributions of internal and external participants in particular project. It automates the management of virtual team, and helps them achieve critical business goals in a more efficient manner.

About Hummingbird's Core Document and Content Management Products
Hummingbird document management products combine to form powerful, industry leading desktop and web-based solutions that provide organizations the ability to gain control over their unstructured information. Additionally, routing solutions allow users to easily define, automate, participate in and manage processes associated with documents. Hummingbird Records Management allows organizations to meet compliance requirements (Government or ISO etc.) with a fully DoD 5015.2 certified solution. With Hummingbird document management solutions, organizations can make document and records management a seamless and integral part of day to day operations.

About Hummingbird
Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Ltd. Contacts:

Amelia Young, CFA
Investor Relations Director
Hummingbird Ltd.
Tel: (416) 773-5846
Fax: (416) 496-2207
amelia.young@hummingbird.com

Yuriy Diankunchak
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird

HUMMINGBIRD NAMES FRED ACKERMAN AS VICE PRESIDENT OF EIP SALES IN THE UNITED STATES

Toronto – January 21, 2002 - Hummingbird Ltd. (NASDAQ: HUMC, TSE:HUM), a world-leading enterprise software company, today announced that Fred R. Ackerman, Jr. has joined the Company as vice president of EIP Sales in the United States. His role with Hummingbird will be to leverage his experience in selling and managing sales of enterprise software and solutions to Fortune 500 companies to aggressively grow Hummingbird's Enterprise Information Portal Solutions business.

Ackerman has nearly 30 years of sales and management experience dedicated to selling and marketing enterprise software solutions and represents a significant addition to the organization. Most recently, he was vice president of North American Sales with Open Text Corporation.

Ackerman has also held sales and marketing management positions with Personal Library Software, the Harris Group, Informatics Legal Systems, Phillips Information Systems and Prentice Hall as well as running his own sales training and sales management consulting business. His approach to championing and managing strategic business growth will contribute significantly to Hummingbird's continued success.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world.
For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird

Clifford Chance, World's Largest Integrated Law Firm, Upgrades to DOCSFusion® from Hummingbird

World's biggest legal industry document management deployment now at 5,300 users

Toronto – January 22, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Clifford Chance, the world's largest integrated global law firm, has purchased licences to upgrade its document management system to DOCSFusion® from DOCS Open® as well as purchasing an additional 1,200 licenses to extend the reach of document management across the firm. DOCSFusion, Hummingbird's advanced three-tier document and content management solution, will provide Clifford Chance's lawyers and support staff with a global solution offering seamless, integrated access to information. Clifford Chance's deployment is the largest worldwide document management implementation in the legal industry.

Clifford Chance will utilize DOCSFusion as its main system for users in three of the firms' four regions around the globe to store, find and access documents using PowerDOCS®, the desktop client of DOCSFusion, as the prime user interface.

"With more than 4,000 existing users of DOCS Open it was a natural progression to upgrade to DOCSFusion to take advantage of its better architecture and improved user interface, improving the quality of our document management activity," says Tony Rowe, director of global technology of Clifford Chance.

"We are pleased that Clifford Chance has selected to DOCSFusion expand their global document management system," says Barry Litwin, president, Hummingbird Ltd. "By deploying an integrated solution like DOCSFusion, Clifford Chance will now have the flexibility and ease to achieve further business success."

About Clifford Chance

As the world's largest integrated law firm and unrivalled in its international resources, Clifford Chance has over 3,600 legal advisers and is organised around six global practice areas: corporate (including M&A), capital markets, finance, litigation and dispute resolution, real estate and tax, pensions and employment law.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Ltd. Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 773-5846
Fax: (416) 496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Clifford Chance Contacts:

Tony Rowe
Director of Global Technology
Clifford Chance LLP
Tel: +44 (0)20 7600 1000
Fax: +44 (0)20 7600 5555
tony.rowe@cliffordchance.com

Barry Jackson
Head of Press Relations
Clifford Chance LLP
Tel: +44 (0)20 7600 1000
Fax: +44 (0)20 7600 5555
barry.jackson@cliffordchance.com

Hummingbird

FOR IMMEDIATE RELEASE

Hummingbird Announces First Quarter Fiscal 2002 Financial Results

Toronto – January 24, 2002 -- Hummingbird Ltd. (TSE: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the first quarter ended December 31, 2001. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

SUMMARY OF FINANCIAL RESULTS **(U.S. GAAP)**

(millions of U.S dollars, except share data)

	Three Months Ended December 31	
	2001	**2000**
Sales	**44.1**	**60.4**
Net (Loss) Income	**(5.7)**	**2.1**
Diluted (Loss) Earnings per Share	**(0.31)**	**0.11**
Adjusted Net Income (Note)	**4.9**	**7.6**
Adjusted Diluted Earnings per Share	**0.27**	**0.41**
Diluted Number of Shares (millions)	**18.3**	**18.7**

Note: Adjusted Net Income excludes the amortization of intangibles and, in the current quarter, restructuring and other charges, net of related taxes.

Sales for the quarter ended December 31, 2001 were $44.1 million, compared to $60.4 million in the quarter ended December 31, 2000. The decrease was due to the effects of the current economic weakness on the Company's operations in what is traditionally its weakest quarter for sales.

Expenses for the quarter were $32.3 million, compared to $42.6 million for the same period last year, excluding amortization of intangibles and, in the current quarter, restructuring and other charges. The significant decrease in expenses results from a restructuring of operations, in particular the terminations of approximately 200 employees, and general cost cutting as the Company reduces certain discretionary expenses in light of adverse economic conditions.

During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, management considered the changing market conditions that have impacted the Company's sales and profitability since the beginning of calendar 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, reducing employees, rationalizing offices and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made. As a result of this review, restructuring and other charges of $7.3 million were recorded in the quarter ended December 31, 2001.

The Company reported a net loss of $5.7 million and diluted loss per share of $0.31 for the quarter ended December 31, 2001, compared to net income of $2.1 million and diluted earnings per share of $0.11 in the first quarter of 2000.

Adjusted net income was $4.9 million for the quarter ended December 31, 2001 compared to $7.6 million for the quarter ended December 31, 2000. Adjusted net income for both quarters exclude the amortization of intangibles and, in the current quarter, restructuring and other charges, all net of related taxes.

Adjusted diluted earnings per share (based on adjusted net income) were $0.27 for the quarter ended December 31, 2001, compared to $0.41 in the first quarter of 2000. The current period's adjusted diluted earnings per share is based on a diluted weighted average number of shares of 18.3 million, compared to 18.7 million a year ago.

Total assets as at December 31, 2001 were $354 million, compared to $362 million as at September 30, 2001. The Company had a strong cash position of $91 million as at December 31, 2001.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $6.6 million and diluted loss per share of $0.36 for the quarter ended December 31, 2001, compared to net income of $7.2 million and diluted earnings per share of $0.38 in the quarter ended December 31, 2000.

"We remain satisfied with our ability to improve profitability, in spite of the challenging economic environment," said Fred Sorkin, Chairman and Chief Executive Officer. "At the same time, we see tremendous opportunities in the Enterprise Portal Solutions product line. The Company continues to invest a larger portion of its development, marketing and sales resources in this product family, with the belief that it has significantly greater long-term potential. We are encouraged that the Company's operations have been cash flow positive in spite of the impact that an adverse economy has had on sales."

Looking forward to the remainder of the 2002 fiscal year, Mr. Sorkin projects, "Hummingbird's first quarter results position the Company for sequential growth as the year progresses. Customers are responding well to our integrated solutions message, and we continue to pursue creative, cost-effective ways of communicating our vision and strategy."

Business conditions in Europe and the Far East appear to be stable and we have exceeded expectations in both these regions. The Company's North American operations continue to experience some delays in the closing of business, but the Company expects that deferred deals will close in subsequent quarters.

Hummingbird's success in the first quarter included sales of Portal Solutions to such major corporations as: Essilor, Argosy Gaming, NEC, Barclay's Bank, Aurora Energy, Clifford Chance, Studio Pavia Ansaldo and Ogilvy Renault. These wins included an increased proportion of new customers and new business, as well as a particularly strong representation of the structured components of our solution. Large follow-on Connectivity sales were made to General Motors and Boeing.

Operationally, the focus during the first quarter was on meeting significant product deliverables. The marketing organization was solidly focused on a major positioning initiative aimed at enhancing the Company's visibility and presenting its differentiators in the marketplace.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world.
For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Company Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-773-5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Inder P.S. Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: 416-496-2200
Fax: 416-496-2207
inder.duggal@hummingbird.com

HUMMINGBIRD LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS **U.S. GAAP**

(thousands of U.S.$, unaudited)

	Three Months Ended December 31 2001		Three Months Ended December 31 2000	
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Net (loss) income	$	(5,726)	$	2,139
Add (deduct) items not affecting cash:				
Amortization of intangibles		7,487		7,196
Deferred income taxes		(3,155)		(1,057)
Depreciation		1,576		1,566
Changes in assets and liabilities:				
Accounts receivable		3,888		4,691
Unbilled receivables		397		(798)
Income taxes recoverable		(8,573)		1,375
Inventory		189		56
Prepaid expenses and other assets		1,145		786
Other receivables		689		212
Accounts payable		(696)		(305)
Accrued liabilities		1,003		(1,530)
Deferred revenue		(2)		1,522
		(1,778)		15,853
INVESTING ACTIVITIES				
Additions to fixed assets		(850)		(1,029)
		(850)		(1,029)
FINANCING ACTIVITIES				
Increase in (repayment of) other long-term liabilities		307		(661)
Issuance of shares		7		1,871
		314		1,210
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,314)		16,034
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		93,503		79,010
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	91,189	$	95,044
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$	13	$	16
Income taxes paid		10,874		3,720
Interest received		237		1,117